BHAV ACQUISITION CORP

255 Old New Brunswick Rd., Suite N210

Piscataway, NJ 08854

March 17, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	BHAV Acquisition Corp

Registration Statement on Form S-1, as amended

Filed February 11, 2026

File No. 333-293399

Acceleration Request

Requested Date: Wednesday, March 18, 2026

Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-293399) (as amended, the “Registration Statement”) to become effective on Wednesday, March 18, 2026, at 5:00 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

BHAV Acquisition Corp

By:	/s/ Giri Devanur
Giri Devanur
Chief Executive Officer

cc:	Gabriel Miranda, Mitchell Silberberg & Knupp LLP

BHAV Acquisition Corp – 255 Old New Brunswick Rd., Suite N210, Piscataway, NJ 08854 – Tel: 732.612.9552